AB 3/29/06

SEC 06006922 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66736

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chiron Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2650 One Houston Center, 1221 McKinney St.
(No. and Street)

Houston (City) Texas (State) 77010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Virginia C. Angel 713-335-4292
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C.
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1000 (Address) Houston, (City) Texas (State) 77056 (Zip Code)

PROCESSED
JUN 13 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2006
WASH. D.C. 152

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Virginia C. Angel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chiron Investments, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHERRY G. PARKER
Notary Public, State of Texas
My Commission Expires
February 06, 2008

Signature

Principal
Title

Notary Public

SHERRY G. PARKER
Notary Public, State of Texas
My Commission Expires
February 06, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHIRON INVESTMENTS, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Chiron Investments, L.L.C.
Houston, Texas

We have audited the accompanying statement of financial condition of Chiron Investments, L.L.C. as of December 31, 2005 and the related statement of operations, changes in members' equity and cash flows for the period from August 30, 2004 (inception) through December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chiron Investments, L.L.C. as of December 31, 2005, and the results of its operations and its cash flows for the period from August 30, 2004 (inception) through December 31, 2005, in conformity with generally accepted accounting principles in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 10, 2006

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

ASSETS

Cash and cash equivalents	$ 8,789
TOTAL ASSETS	$ 8,789

MEMBERS' EQUITY

Members' equity	$ 8,789
TOTAL EQUITY	$ 8,789

The accompanying notes are an integral part of the financial statements.

CHIRON INVESTMENTS, L.L.C.
STATEMENT OF OPERATIONS
FOR THE PERIOD AUGUST 30, 2004 (INCEPTION) THROUGH DECEMBER 31, 2005

Commissions	$ -
Management fee and administrative expense	68,467
Net loss	$ (68,467)

The accompanying notes are an integral part of the financial statements.

CHIRON INVESTMENTS, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD AUGUST 30, 2004 (INCEPTION) THROUGH DECEMBER 31, 2005

	Members' Capital	Accumulated Deficit	Total Members' Equity
Balance - August 30, 2004 (Inception)	$ -	$ -	$ -
Capital Contributions	77,256	-	77,256
Net Loss	-	(68,467)	(68,467)
Balance - December 31, 2005	$ 77,256	$ (68,467)	$ 8,789

The accompanying notes are an integral part of the financial statements.

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers	$ -
Cash paid for management fees and expenses	(68,467)
Net cash used by operating activities	(68,467)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' contributions	77,256
Net cash provided by financing activities	77,256
NET DECREASE IN CASH AND CASH EQUIVALENTS	8,789
CASH AND CASH EQUIVALENTS AT AUGUST 30, 2004 (Inception)	-
CASH AND CASH EQUIVALENTS AT DECEMBER 31, 2005	$ 8,789
RECONCILIATION OF NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES	
Net loss	$ (68,467)
Net cash used by operating activities	$ (68,467)

The accompanying notes are an integral part of the financial statements.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES

The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business – Chiron Investments, L.L.C. (a Texas limited liability company) ("the Company") located in Houston, Texas is a private investment banking firm. Accordingly, the Company has claimed an exemption from Rule 15c3-3 under section (K)(2)(i). The Company is registered as a Broker-Dealer with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc. (NASD).

Statement Presentation – The unclassified statement of financial condition is presented in accordance with industry standards.

Revenue Recognition – Commissions are recognized when trades settle and receivables are recorded at that time.

Income Taxes – The Company's income, losses, and tax credits will be included in the individual income tax returns of the Members. Accordingly, the Company does not record a provision for Federal income taxes.

Cash and Cash Equivalents – The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B COMMISSION AGREEMENT

The Company entered into an agreement with a broker/dealer in 2004 which entitles the Company to receive a commission on securities transactions executed on behalf of clients referred to the broker/dealer. The Company did not earn any commissions in 2004 or 2005.

NOTE C MANAGEMENT AGREEMENT

The Company entered into a management agreement with an affiliate whereby the affiliate will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Company. During 2004 and 2005 the Company paid $32,000 under this agreement.

NOTE D NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions.

Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2005, the Company had net capital of $8,789, and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was -0- at December 31, 2005. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

NOTE E CONCENTRATIONS AND CREDIT RISK

Credit Risk - The Company's bank balances, which were $8,789 at December 31, 2005, are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. It is the Company's practice to utilize high net worth financial institutions to minimize its credit risk.

CHIRON INVESTMENTS, L.L.C.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL	
Total members' equity qualified for net capital	$ 8,789
Total capital and allowable subordinated liabilities	8,789
Deductions and/or charges	
Nonallowable assets:	-
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	8,789
Haircuts on securities	-
Net capital	$ 8,789
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 3,789
Ratio: Aggregate indebtedness to net capital	-

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2005, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.

See independent auditor's report.

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

See independent auditor's report.